

March 7, 2018

Richmond Brothers, Inc.
3568 Wildwood Ave.
Jackson, Michigan 49202
Attn: David Richmond, Chairman

Re: Mutual Agreement on Corporate Governance Matters

Dear Mr. Richmond:

To avoid another costly and distracting proxy contest with the Richmond Group (as defined in that certain Settlement and Standstill Agreement, dated November 22, 2017 (the "Standstill Agreement"), by and between our Company, on the one hand, and the persons identified on Appendix A thereto as the "Richmond Group" and the "Ravich Group," on the other), this letter agreement will memorialize our mutual agreement on the corporate governance and Board of Directors (the "Board") matters set forth below. As you are aware, another proxy contest could potentially interfere with our ability to execute our strategic plan; give rise to perceived uncertainties as to our future direction; adversely impact our lobbying efforts; adversely affect our relationships with customers and suppliers; result in the loss of potential business opportunities; and make it more difficult to attract and retain qualified personnel. Therefore, in light of the foregoing and our Board's continuing desire to identify mutually agreeable director candidates who can help us to increase our shareholder value, we mutually agree as follows:

- By March 7, 2018, our Board will increase the size of our Board to eight directors and will appoint (i) Benjamin Wolin as the lead independent director of our Board and as a Class I director to serve for a term expiring at our 2019 Annual Meeting of Shareholders and (ii) Lisa Colleran as a Class II director to serve for a term expiring at our 2020 Annual Meeting of Shareholders.
- In connection with our 2018 Annual Meeting of Shareholders (the "2018 Meeting"), we and/or you, as applicable, agree as follows:
  - Our Board will act to schedule our 2018 Meeting to be held no later than June 22, 2018.
  - Patrick J. Bagley will not stand for re-election at our 2018 Meeting.
  - Our Board will propose that our shareholders vote to destagger our Board at the 2018 Meeting so that, if approved by our shareholders at the 2018 Meeting, starting at the 2018 Meeting, directors elected to succeed those directors whose terms then expire shall be elected for a term expiring at the next annual meeting of shareholders (the "Declassification Proposal"). As a result, if approved by our shareholders, all directors will be elected annually beginning with the election of directors at our Company's 2020

Annual Meeting of Shareholders. However, we will use our best efforts to request that each current director of the Board irrevocably commits to tender his/her resignation following the 2018 Meeting if he/she is a member of the Board at that time and then each such director will subsequently be reappointed to the Board by the remaining members of the Board so as to serve until the 2019 Annual Meeting of Shareholders. If all directors tender their resignations as described above, then beginning at the Company's 2019 Annual Meeting of Shareholders, all directors will be elected for one-year terms.

- Our Board will nominate Robert L. Chioini as the only Board-nominated candidate for election by our shareholders at the 2018 Meeting. If the Declassification Proposal is approved, he would stand for a one-year term, but if it is not approved, he would stand for election as a Class III director to serve for a term expiring at our 2021 Annual Meeting of Shareholders.

- At our 2018 Meeting, the Richmond Group will vote (a) "FOR" the election of Mr. Chioini and (b) "FOR" the Rockwell Medical, Inc. 2018 Long Term Incentive Plan (in the form approved by the Board on January 29, 2018 (the "2018 Plan")), provided that either Institutional Shareholder Services or Glass, Lewis & Co. recommend that our shareholders vote "FOR" the 2018 Plan.

- To the extent that Richmond Brothers, Inc. ("RBI") and/or David S. Richmond ("Richmond") do not have the legal authority to vote any of the common stock of our Company owned by RBI's clients, both RBI and Richmond agree that they will recommend to RBI's clients that they vote their Company common stock at the 2018 Meeting (a) "FOR" the election of Mr. Chioini and (b) "FOR" the 2018 Plan, provided that either Institutional Shareholder Services or Glass, Lewis & Co. recommend that our shareholders vote "FOR" the 2018 Plan.

- The Board will not nominate any other director nominees at the 2018 Meeting and no member of the Board, acting as a shareholder, will directly or indirectly otherwise nominate, or encourage or assist any other shareholders to nominate, any other director candidate for election at the 2018 Meeting.

- By March 7, 2018, the Company will enter into executive employment agreements with Robert L. Chioini, Thomas E. Klema and Raymond D. Pratt, in each case, on terms and conditions (including terms customarily included in such types of executive employment agreements for similar types of public companies, and with compensation and benefit arrangements no less favorable to such executives as are currently in effect) as mutually determined and agreed to between such executives and the Board.

- Promptly after March 7, 2018, the Company will reimburse you for your reasonable and documented third-party expenses actually incurred in connection with the Litigation (as defined in the Standstill Agreement), the proxy contest by the Richmond Group and the Ravich Group related to the 2017 Annual Meeting of Shareholders and otherwise incurred in connection with your investment in the Company after the termination of the Covered Period (as defined in the Standstill Agreement) until the date hereof, in an aggregate amount not to exceed $428,000.

- If the Company complies with the provisions of this letter by March 7, 2018, then you hereby withdraw your proposal to separately nominate any directors for election at our 2018 Meeting and you will not directly or indirectly make any separate proposal (nor will you encourage or assist others to do so) for shareholder consideration at our 2018 Meeting and you will comply with the voting restrictions set forth herein concerning the 2018 Meeting.

Please countersign this letter agreement to reflect your agreement with the terms above and return to us.

Respectfully,

Robert L. Chioini
Chairman and Chief Executive
Officer

AGREED AND ACCEPTED AS OF THE DATE HEREOF:

RICHMOND BROTHERS, INC.

By: _____
David S. Richmond
Chairman

_____
David S. Richmond, Personally